UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

LONGLEAF PARTNERS FUNDS

SEMI-ANNUAL REPORT
at June 30, 2009

PARTNERS FUND
SMALL-CAP FUND
INTERNATIONAL FUND

MANAGED BY:
SOUTHEASTERN ASSET MANAGEMENT, INC.®
Memphis, TN

Cautionary Statement

One of Longleaf’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe our shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals and we have confidence in our opinions, actual results may differ materially from those we anticipate. Information provided in this report should not be considered a recommendation to purchase or sell any particular security.

You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. This material must be preceded or accompanied by a Prospectus. Please read the Prospectus carefully for a discussion of fees, expenses, and risks. Current performance may be lower or higher than the performance quoted herein. You may obtain a current copy of the Prospectus or more current performance information by calling 1-800-445-9469 or at Longleaf’s website (www.longleafpartners.com).

The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:

•	The quality of the businesses we own or the managements that run them;
•	The cash held in the portfolio and when that cash will be invested;
•	The range or distribution of individual P/V’s that comprise the average; and
•	The sources of and changes in the P/V.

When all of the above information is considered, the P/V is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.

© 2009 Longleaf Partners Funds Trust. All Rights Reserved.
LONGLEAF, LONGLEAF PARTNERS FUNDS and the pine cone logo are registered trademarks of Longleaf Partners Funds Trust. SOUTHEASTERN ASSET MANAGEMENT, INC. is a registered trademark.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

TO OUR SHAREHOLDERS:

We are pleased to report that all three Longleaf Partners Funds outperformed our absolute annual goal of inflation plus 10% in the second quarter, and the Partners and Small-Cap Funds also beat their respective indices. The Partners Fund, which posted the best quarter in its 22 year history, is the top performing fund in its Morningstar peer group for 2009 YTD.* The quarter-end returns for Small-Cap and International were second only to their results in the second quarter of 2003. We recognize that to return to our historic levels of compounding from the debacle of last year’s fourth quarter, the results of the last three months must be repeated. Fortunately we believe that all three Funds have the foundation to provide the returns necessary to regain our record of delivering long-term double digit rates. The chart below shows the Funds’ cumulative returns over both the long run and the more recent periods.

	Cumulative Returns through June 30, 2009
							2nd
	20 Year	15 Year		10 Year	5 Year	YTD	Quarter

Partners Fund (4/8/87 IPO)	521.3%	213.4%		14.1%	(20.1)%	24.0%	26.6%
S&P 500 Index	346.4	173.1		(20.1)	(10.7)	3.2	15.9

Small-Cap Fund (2/21/89 IPO)	396.9	312.0		55.8	(4.4)	12.1	21.4
Russell 2000 Index	306.8	158.9		26.5	(8.2)	2.6	20.7

International Fund (10/26/98 IPO)	NA	137.7	**	77.9	0.3	5.1	24.0
EAFE Index	NA	27.7	**	12.4	12.1	8.0	25.4
Inflation plus 10%	1012.6	488.8		229.0	81.0	6.4	3.3

* The following information provided by Morningstar: Large-blend portfolios are fairly representative of the overall U.S. stock market in size, growth rates, and price. Stocks in the top 70% of the capitalization of the U.S. equity market are defined as large-cap. The blend style is assigned to portfolios where neither growth nor value characteristics predominate. These portfolios tend to invest across the spectrum of U.S. industries, and owing to their broad exposure, the portfolios’ returns are often similar to those of the S&P 500 Index. As of June 30, 2009, Longleaf Partners Fund was ranked #1 among 2,110 Large Blend funds in the YTD category. © 2009 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

** Returns since International Fund inception on 10/26/98. During the inception year, the EAFE Index was available at month-end only; therefore, the Index value at 10/31/98 was used to calculate performance since inception. Additional performance information for each Fund can be found on pages 6, 12, and 18.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

As investors emerge from the shock of 2008, the debates that always accompany bear markets are appearing. We hear low return expectations from the investment community and low profit expectations from the business community. Negative sentiment bottomed out in early March, but uncertainty remains dominant. Numerous CEOs have told us that they are stockpiling the cash flow from their businesses because of current challenges. The June 29th USA Today contained an article about how buy-and-hold investing no longer works. One investor was quoted as saying, “I don’t trust any stock anymore.” Although advisor sentiment has rebounded from a decade low in October, the percent of bullish advisors relative to bearish advisors remains far below its levels over the last ten years. The active versus passive debate has re-emerged after many managers underperformed in 2008. Over the six months ended in March, data shows that institutional investors added to passive investments while taking money away from active managers.

This much negativism about long-term investing usually makes us optimistic. This sentiment alone, however, is not the source of our current confidence. We believe that the great returns over the last three months are only a partial reflection of what the future holds. The low price-to-value ratios embedded in the Funds combined with the quality of the businesses we own fuel our conviction. The Funds’ P/Vs have moved from their low points in the mid-30%s to low-40%s to the mid-40%s to 50%s. If prices simply rose to our appraisals of intrinsic value, we would double our money. The math of the true opportunity is not that simple or small.

Values can grow at double-digit annual rates from here, thus increasing the return opportunity well beyond what today’s P/V implies. First, the competitive strength of most businesses we own makes these companies likely to see market share, pricing, and/or margin gains coming out of the recession. Second, our management partners are capable of meaningfully growing value per share at the large majority of our holdings. Third, our appraisal assumptions are probably overly conservative. We use the depressed 2009 numbers as the base for normal growth going forward rather than assuming normalized levels of cash flow from an average of the last several years. A stock’s price must be significantly discounted from what current business levels justify for us to buy. We have greater confidence in our appraisals because in addition to using conservative assumptions, some macroeconomic tailwinds could make our valuations too low. Credit remains tight, but its wider availability should help increase business activity. Stimulus spending across the world is in early stages and should show more impact going forward. Production levels dropped significantly more than GDP declined, thereby depleting inventories over the last six months. Industrial production will rise above current rates without demand growth.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

While we believe that the foundation is in place for successful long-term compounding, we will watch vigilantly the stability of inflation and currency, particularly over the next several years. We recognize that if inflation reaches a high enough level, our discount rates will rise, and our appraisals will fall. Today’s large margin of safety between price and value gives us protection in the event that appraisals decline. In addition, a number of our businesses would benefit from a moderate inflationary environment.

As we look ahead we believe that our investment partners will be rewarded for their patience over the last year. We will need more quarters like the one that just closed to return to our long-term averages of compounding at double digits. We are confident that we have the building blocks to do so.

Enjoy what remains of your summer.

Sincerely,

O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc.	G. Staley Cates, CFA President Southeastern Asset Management, Inc.

Partners Fund
MANAGEMENT DISCUSSION

Longleaf Partners Fund completed its best quarter in the Fund’s 22 year history, adding 26.6% over the last three months compared to the S&P 500’s 15.9% return. For the year-to-date, the Partners Fund is up 24.0% compared to a 3.2% rise in the Index. The Fund is ranked the top performer in Morningstar’s “large blend” category for the first six months of 2009.* As your managers and the largest shareholder group in the Fund, we are pleased to report this good news, particularly after the dismal results of 2008. As the graph on page 6 shows, until last year we had attained our long-term absolute return goal of inflation plus 10% for most of the Fund’s history. For the Fund’s since inception numbers to again reach this goal, we must report additional strong results. We fully expect to achieve our target.

	Cumulative Returns through
	June 30, 2009
	Inception	20 Year	15 Year	10 Year

Partners Fund	747.3%	521.3%	213.4%	14.1%
S&P 500 Index	426.2	346.4	173.1	(20.1)
Inflation plus 10%	1413.4	1012.6	488.8	229.0

Please see page 6 for additional performance information.
* See Morningstar footnote on page 1.

All stocks in the portfolio rose during the quarter, with a number gaining over 40%. Dell’s performance over the last three months made it the top contributor for the quarter and among the most impactful on year-to-date performance. Dell’s business did not change dramatically, though the company continued to make tangible progress on lowering expenses. Liberty Media Entertainment, which owns a majority of DIRECTV’s shares, announced that it will merge with DIRECTV later in the year, simplifying the structure and control of the dominant U.S. satellite television provider. The stock rose 34% in the quarter and is up almost 53% this year. Level 3 bought in more of its near-term maturities. The combination of solidifying its ability to meet obligations over the next several years and the general thawing of credit markets has improved investors’ view of the company. The stock rose over 60% in the quarter and has more than doubled this year.

We sold the Fund’s position in Sun when Oracle announced its bid in April. Last year our appraisal declined when the company’s financial customer base collapsed, but the price of the stock fell far below the company’s liquidation value. With the significant changes in the company’s selling environment after September’s events and the enormous difference between price and appraisal, Southeastern actively engaged Sun’s management. As the board considered its options and decided to sell to Oracle, the stock rose over 130%, making Sun among the strongest contributors to Longleaf’s results in 2009. We also sold Walgreen in April. The stock had risen closer to appraisal

Partners Fund
MANAGEMENT DISCUSSION

while our case had become less compelling with a change in management, reduced new store expansion, and lower growth in both the pharmacy and front end of existing stores. Increasing competition for generic drug sales and the possibility of more government intervention also became threats. In June we sold eBay after the price had rallied over 60% from its March low and was closing in on our appraisal. The severe recession’s effect on the auctions business plus ever-tougher competition in fixed-price caused us to lower both our earnings projections as well as the multiple that the cash flow was worth. Our experience with all three of these companies reinforced the importance of both balance sheet strength and paying a deep discount to appraisal as protection against severe economic or other changes not anticipated in our initial assumptions.

Throughout the year property/casualty and insurance brokerage stocks have been weak. In the first quarter we had the rare opportunity to buy Berkshire Hathaway at less than 60% of our appraisal. In the second quarter we re-bought Aon, which we had sold last fall when it was the highest P/V in the portfolio, and other high quality businesses were substantially more discounted. We remarked in the Annual Report that “in normal times we would never sell at below 80% of value a business with a number one market share, high returns on capital, rising prices, and a management team who has built value so successfully.” All of these characteristics remain in place, the value has grown, and the price has declined almost 20%. We are thrilled to be able to partner with Greg Case and his team again so soon.

We believe that the Partners Fund offers an attractive opportunity even after the recent strong returns. The P/V is in the high-40%s, about 25% below the long-term average. In addition, the companies we own are financially sound, and we expect that values will grow from here at strong rates. Given our recent sales we have just under 12% cash which will enable us to add new names to the portfolio without having to sell companies we own that are not at full value. We have our eyes on several companies that we would love to own but that sell above our limit. We hope for some volatility to give us a chance to add one or two.

We are grateful to our investment partners who have remained supportive through a particularly trying period. We are pleased to report that your patience has begun to pay off, but strongly believe this is an early inning. We have much additional upside given the discount that remains in the portfolio, the quality of the businesses we own, and the competence of the management partners we have.

Partners Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended June 30, 2009

	Partners	S&P 500	Inflation
	Fund	Index	Plus 10%

Year-to-Date	23.96%	3.16%	6.36%
One Year	(33.27)	(26.21)	8.49
Five Years	(4.39)	(2.24)	12.60
Ten Years	1.32	(2.22)	12.65
Twenty Years	9.56	7.77	12.80
Since Public Offering 4/8/87	10.09	7.75	13.00

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. In 1987, the reinvested S&P 500 Index was available at month-end only; therefore, the index value at March 31, 1987 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Partners Fund – PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at June 30, 2009

		Net
		Assets

Common Stock		83.9%
Dell Inc.	11.0
Liberty Media Entertainment Corporation	7.9
The DIRECTV Group, Inc.	7.4
Chesapeake Energy Corporation	7.4
The Walt Disney Corporation	5.8
The NipponKoa Insurance Company, Ltd.	5.4
Yum! Brands, Inc.	4.8
Marriott International, Inc.	4.5
Koninklijke Philips Electronics N.V.	4.3
Cemex S.A.B. de C.V. ADS	4.0
Berkshire Hathaway Inc.	3.7
Aon Corporation	3.4
Pioneer Natural Resources Company	3.2
Level 3 Communications, Inc.	3.1
Liberty Media Holding Corporation – Interactive	2.8
Telephone and Data Systems, Inc.	2.8
FedEx Corporation	2.4
Corporate Bonds		1.7
Level 3 Communications, Inc.	1.7
Cash Reserves		11.8
Other Assets and Liabilities, net		2.6

		100.0%

PORTFOLIO CHANGES
January 1, 2009 through June 30, 2009

New Holdings	Eliminations

Aon Corporation
Berkshire Hathaway Inc. – Class A
eBay, Inc.
General Motors Corporation,
5.25% Series B Convertible
Senior Debentures due 2032
Level 3 Communications, Inc.,
6% Convertible Subordinated
Notes due 3-15-10
Sun Microsystems, Inc.
Walgreen Co.

Partners Fund - PORTFOLIO OF INVESTMENTS
at June 30, 2009 (Unaudited)

Shares			Value
Common Stock 83.9%
		Broadcasting and Cable 15.3%
20,735,000	*	The DIRECTV Group, Inc.	$512,361,850
20,395,715	*	Liberty Media Entertainment Corporation – Class A	545,585,376

			1,057,947,226

		Construction Materials 4.0%
29,459,040	*	Cemex S.A.B. de C.V. ADS (Foreign)	275,147,434

		Entertainment 5.8%
17,035,082		The Walt Disney Corporation	397,428,463

		Hotels 4.5%
13,911,047		Marriott International, Inc.	307,016,808

		Insurance Brokerage 3.4%
6,211,477		Aon Corporation	235,228,634

		Internet and Catalog Retail 2.8%
38,289,181	*	Liberty Media Holding Corporation – Interactive Series A	191,828,797

		Multi-Industry 4.3%
12,559,000		Koninklijke (Royal) Philips Electronics N.V. (Foreign)	231,877,940
3,406,731		Koninklijke (Royal) Philips Electronics N.V. ADR (Foreign)	62,751,985

			294,629,925

		Natural Resources 10.6%
25,596,576		Chesapeake Energy Corporation	507,580,102
8,657,900		Pioneer Natural Resources Company(b)	220,776,450

			728,356,552

		Property & Casualty Insurance 9.1%
2,863	*	Berkshire Hathaway Inc. – Class A	257,670,000
63,701,000		The NipponKoa Insurance Company, Ltd. (Foreign)(b)	370,601,682

			628,271,682

		Restaurants 4.8%
9,877,430		Yum! Brands, Inc.	329,313,516

		Technology 11.0%
55,063,036	*	Dell Inc.(d)	756,015,484

		Telecommunications 5.9%
142,006,754	*	Level 3 Communications, Inc.(b)	214,430,199
1,530,800		Telephone and Data Systems, Inc.	43,321,640
5,666,200		Telephone and Data Systems, Inc. – Special	147,094,552

			404,846,391

See Notes to Financial Statements.

Partners Fund - PORTFOLIO OF INVESTMENTS
at June 30, 2009 (Unaudited)

Shares		Value

	Transportation 2.4%
2,930,629	FedEx Corporation	$163,001,585

	Total Common Stocks (Cost $6,427,626,746)	5,769,032,497

Principal
Amount
Corporate Bonds 1.7%

	Telecommunications 1.7%
100,062,000	Level 3 Communications, Inc., 15% Convertible Senior Notes due 1-15-13(b)(c) (Cost $100,062,000)	119,198,857

Principal
Amount

Short-Term Obligations 11.8%
257,657,000	Repurchase Agreement with State Street Bank, 0.00% due 7-1-09, Repurchase price $257,657,000 (Collateral: $263,260,000 U.S. Treasury Bill, 0.27%, due 12/24/09, Value $262,812,458)	257,657,000
550,000,000	U.S. Treasury Bills, 0.05%-0.12% due 7-2-09 to 8-13-09	549,945,700

	Total Short-Term Obligations (Cost $807,615,972)	807,602,700

Total Investments (Cost $7,335,304,718)(a)	97.4%	6,695,834,054
Other Assets and Liabilities, Net	2.6	181,138,809

Net Assets	100.0%	$6,876,972,863

Net asset value per share		$19.45

*  Non-income producing security.

(a)	Aggregate cost for federal income tax purposes is $7,356,265,254. Net unrealized depreciation of $(639,470,664) consists of unrealized appreciation and depreciation of $1,096,110,976 and $(1,735,581,640), respectively.

(b)	Affiliated issuer. See Note 7.

(c)	Illiquid and board valued. See Note 8.

(d)	A portion designated as collateral for forward currency contracts. See Note 9.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 14% of net assets.

OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Loss

23,900,000,000	Japanese Yen 9-29-09	$248,355,984	$(5,123,743)
8,000,000,000	Japanese Yen 12-18-09	83,247,050	(2,840,999)

		$331,603,034	$(7,964,742)

See Notes to Financial Statements.

Small-Cap Fund
MANAGEMENT DISCUSSION

Longleaf Partners Small-Cap Fund had the second best quarter in its 20 year history, adding 21.4%. The Russell 2000 Index rose 20.7%. These results brought year-to-date returns to 12.1% for the Fund and 2.6% for the Index. While this performance pushed the Fund’s return nicely ahead of our annual absolute return goal of inflation plus 10%, we must post similar quarters to regain 2008’s loss.

	Cumulative Returns through
	June 30, 2009
	Inception	20 Year	15 Year	10 Year

Small-Cap Fund	453.4%	396.9%	312.0%	55.8%
Russell 2000 Index	337.2	306.8	158.9	26.5
Inflation plus 10%	1085.7	1012.6	488.8	229.0

Please see page 12 for additional performance information.

Most of the stocks in the portfolio rose during the quarter. Several made up a large portion of the Fund’s return. DineEquity has had the biggest impact for both the quarter and the year-to-date after an over 160% gain. The company’s better-than-expected results removed Wall Street’s concerns about tripping debt covenants. In addition better credit availability improved the prospects for selling more company-owned Applebee’s stores. Service Corp rose almost 60% from its severely depressed level at the end of the first quarter. The company reported substantial free cash flow despite a bizarrely low death rate. Pioneer rallied over 50% as the price of oil rose, and we worked with the company to install three new directors. Pioneer has solid operations and terrific assets, but is in great need of better capital allocation; hence our choices of directors. Dillard’s gained an additional 60+% over its strong rebound in the first quarter. The company has managed expenses successfully through the recession and reported positive free cash flow in spite of negative same-store sales. Level 3 bought in more of its near-term maturities. The combination of solidifying its ability to meet obligations over the next several years and the general thawing of credit markets has improved investors’ view of the company. The stock rose over 60% in the quarter and has more than doubled this year. Because of the extreme discounts placed on the prices of these stocks at the outset of 2009, each company still sells for less than half of our appraisal.

Discovery Communications, which rose in the first quarter, continued to rally and remained among the top contributors for the year. The company announced a joint venture with Hasbro to convert the Discovery Kids channel to one that focuses on the toy company’s brands. At the end of March the Small-Cap Fund held two different classes of the stock. During the second quarter Class A sold at a meaningful premium

Small-Cap Fund
MANAGEMENT DISCUSSION

to Class C, and we took advantage of the discount by swapping all of the Fund’s Class A shares into C shares.

Wendy’s/Arby’s declined. Arby’s, which represents less than a quarter of our value for the company, again reported disappointing results. In addition, because the company has provided limited detail on its operations, Wall Street penalizes the stock. Our appraisal assumes more conservative margins than are likely. Fairfax declined 4% in the quarter, but remains the largest detractor from year-to-date results given the size of the position and its negative first quarter. Our appraisal has grown, and we are as optimistic as we described three months ago about the company’s prospects given its investment and underwriting opportunities in conjunction with its capital strength. Furthermore, Fairfax announced that the SEC completed its investigation of the company without recommending any enforcement action, removing a cloud of investor concern.

During the quarter we sold Del Monte and purchased First American. Del Monte was the most fully priced stock in the Fund with the company reporting much stronger earnings than expected after successfully cutting costs and raising prices. We sold our previous First American position in early 2008. Since that time five members of the board as well as several top managers have been added, the company’s split into the title insurance business and data business is less than a year away, and First American’s competitive position has improved. The stock fell to our required discount in the quarter when the short-term spike in mortgage rates created uncertainty about title insurance’s rebound.

The Small-Cap Fund remains steeply discounted at a mid-40%s P/V even after the second quarter’s strong return. Not only will appraisals grow materially when the economy improves, but the competitive strength of most holdings has increased in the downturn, raising the potential for faster-than-normal value growth that our appraisals do not reflect. As your managers and the largest shareholder group in the Fund, we are grateful for the patience and confidence that our investment partners have shown over the last year. While the recent quarter helped justify your support, we believe much more compounding remains ahead.

Small-Cap Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended June 30, 2009

	Small-Cap	Russell 2000	Inflation
	Fund	Index	Plus 10%

Year-to-Date	12.14%	2.64%	6.36%
One Year	(29.04)	(25.01)	8.49
Five Years	(0.90)	(1.71)	12.60
Ten Years	4.53	2.38	12.65
Twenty Years	8.35	7.27	12.80
Since Public Offering 2/21/89	8.77	7.52	12.92
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Small-Cap Fund - PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at June 30, 2009

		Net
		Assets
Common Stock		97.2%
tw telecom inc.	7.6
Fairfax Financial Holdings Limited	7.4
The Washington Post Company	6.0
Fair Isaac Corporation	5.5
Service Corporation International	5.3
Pioneer Natural Resources Company	5.1
Wendy’s/Arby’s Group, Inc.	4.9
Olympus Corporation	4.9
Everest Re Group, Ltd.	4.8
Discovery Communications, Inc.	4.8
DineEquity, Inc.	4.7
Willis Group Holdings Limited	4.4
Worthington Industries, Inc.	4.2
Dillard’s Inc.	4.2
Markel Corporation	4.1
The First American Corporation	4.1
Level 3 Communications, Inc.	4.0
Texas Industries, Inc.	4.0
Ruddick Corporation	3.7
Potlatch Corporation	3.5
Cash Reserves		2.0
Other Assets and Liabilities, net		0.8

		100.0%

PORTFOLIO CHANGES
January 1, 2009 through June 30, 2009

New Holdings	Eliminations
The First American Corporation	Clearwater Paper Corporation Del Monte Foods Company Discovery Communications, Inc. – Class A

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at June 30, 2009 (Unaudited)

Shares			Value
Common Stock 97.2%
		Construction Materials 4.0%
2,514,100		Texas Industries, Inc.(b)	$78,842,176

		Education & Media 6.0%
337,855		The Washington Post Company – Class B	118,985,774

		Entertainment 4.8%
4,628,000	*	Discovery Communications, Inc. – Class C	95,012,840

		Financial Services 4.1%
3,093,000		The First American Corporation	80,139,630

		Funeral Services 5.3%
18,968,200		Service Corporation International(b)	103,945,736

		Grocery – Retail 3.7%
3,107,459		Ruddick Corporation(b)	72,807,764

		Information Technology 5.5%
7,076,400		Fair Isaac Corporation(b)	109,401,144

		Insurance Brokerage 4.4%
3,398,000		Willis Group Holdings Limited (Foreign)	87,430,540

		Manufacturing 4.2%
6,581,000		Worthington Industries, Inc.(b)	84,170,990

		Medical and Photo Equipment 4.9%
4,096,000		Olympus Corporation (Foreign)	96,458,127

		Natural Resources 8.6%
4,004,300		Pioneer Natural Resources Company	102,109,650
2,887,000		Potlatch Corporation(b)	70,125,230

			172,234,880

		Property & Casualty Insurance 16.3%
1,335,000		Everest Re Group, Ltd. (Foreign)	95,545,950
584,000		Fairfax Financial Holdings Limited (Foreign)	146,608,778
288,000	*	Markel Corporation	81,129,600

			323,284,328

		Restaurants 9.6%
2,978,100	*	DineEquity, Inc.(b)	92,886,939
24,121,000		Wendy’s/Arby’s Group, Inc.(b)	96,484,000

			189,370,939

		Retail 4.2%
9,050,748		Dillards, Inc. – Class A(b)	83,266,881

See Notes to Financial Statements.

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at June 30, 2009 (Unaudited)

Shares			Value

		Telecommunications 11.6%
52,451,000	*	Level 3 Communications, Inc.	$79,201,010
14,732,670	*	tw telecom inc.(b)	151,304,521

			230,505,531

		Total Common Stocks (Cost $2,553,483,265)	1,925,857,280

Principal
Amount
Short-Term Obligations 2.0%

40,367,000	Repurchase Agreement with State Street Bank, 0.00% due 7-1-09, Repurchase price $40,367,000 (Collateral: $41,245,000 U.S. Treasury Bill, 0.27%, due 12/24/09, Value $41,174,884)	40,367,000

Total Investments (Cost $2,593,850,265)(a)	99.2%	1,966,224,280
Other Assets and Liabilities, Net	0.8	14,723,135

Net Assets	100.0%	$1,980,947,415

Net asset value per share		$16.35

*  Non-income producing security.

(a)	Aggregate cost for federal tax purposes is $2,594,170,234. Net unrealized depreciation of $(627,625,985) consists of unrealized appreciation and depreciation of $175,168,085 and $(802,794,070), respectively.

(b)	Affiliated issuer. See Note 7.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 22% of net assets.

See Notes to Financial Statements.

International Fund
MANAGEMENT DISCUSSION

Longleaf Partners International Fund produced its second highest quarterly return since inception, adding 24.0% compared to the MSCI EAFE Index’s 25.4% return. The Fund exceeded our absolute return goal of inflation + 10% over the last three months. For the year-to-date the International Fund is up 5.1% while EAFE has risen 8.0%. The Fund’s long-term results have significantly outpaced the benchmark.

	Cumulative Returns
	through June 30, 2009
	Inception	10 Year

International Fund	137.7%	77.9%
EAFE Index	27.7	12.4
Inflation plus 10%	258.7	229.0

Please see page 18 for additional performance information.

All portfolio holdings appreciated in the quarter with the exception of Fairfax Financial. Companies that were punished most heavily in late 2008 contributed meaningfully to second quarter and 2009 YTD returns. Over the last three months Genting Berhad, Cheung Kong, and Ingersoll-Rand added the most to performance with prices up 54%, 33%, and 51%, respectively. Genting and Cheung Kong were also the largest contributors to YTD performance. Genting’s monopoly Malaysian casino business saw continued strength, while its Singapore project appears on track to open early next year ahead of its only competitor, financially troubled Las Vegas Sands. Cheung Kong benefitted from China’s strong economic growth and a property demand rebound. Recent transaction prices for both raw land and completed residential units validated our Hong Kong real estate appraisals. Cheung Kong’s port assets have outperformed competitors in a difficult market. Ingersoll-Rand rallied after successfully refinancing the short-term debt accumulated to acquire Trane. Enhanced financial stability more than compensated for the small value dilution caused by the financing.

Businesses that exhibited stability in 2008 have underperformed the market in the past six months. Fairfax, one of the Fund’s best performing names last year, declined in the second quarter and has fallen 20% over the first half of the year. Our appraisal has grown, and we are as optimistic as we described three months ago about the company’s prospects given its investment and underwriting opportunities in conjunction with its capital strength. Furthermore, Fairfax announced that the SEC completed its investigation of the company without recommending any enforcement action, removing a cloud of investor concern. NipponKoa stabilized in the second quarter but remains the Fund’s largest detractor from YTD results. The stock’s performance must be set against

International Fund
MANAGEMENT DISCUSSION

that of proposed merger partner Sompo Japan, which increased 70% from its March lows and contributed strongly to second quarter performance.

We have taken advantage of the relative underperformance of more stable businesses in the first half of the year by trimming some of our more cyclical holdings to initiate two new positions. We completed the sale of NH Hoteles and trimmed ACS, Cheung Kong, Daiwa, Dell, Ingersoll-Rand, and Japan Petroleum in the quarter. We used the proceeds to purchase Diageo and Benesse and to add to Accor and EnCana. Diageo and Benesse each exemplify the well-capitalized, stable, competitively-entrenched opportunities that our research process continues to unearth across the globe.

As cyclical and leveraged companies have rallied, our on-deck list today looks very different from the on-deck list at the end of March. We have fewer 45-cent dollars to choose from, but we are watching closely a number of high quality 65-cent dollars that we hope will drift lower. As always, we will remain patient and disciplined on price.

Despite the recent rally, Longleaf Partners International Fund remains attractive in both relative and absolute terms. The P/V is in the mid-50%s, below the long-term average. While the short-term outlook remains questionable for many of our businesses and, indeed, for the global economy, the absolute levels of earnings that we capitalize today are far below peak levels of eighteen months ago. In fact, recent results from some investees such as Olympus have begun to exceed our reduced expectations. If the macro headwinds buffeting all our companies simply abate, current values will explode. If not, a substantial margin of safety remains between price and value.

We remain grateful for your support and partnership.

International Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended June 30, 2009

	International	EAFE	Inflation
	Fund	Index	Plus 10%

Year-to-Date	5.14%	7.95%	6.36%
One Year	(27.09)	(31.35)	8.49
Five Years	0.06	2.31	12.60
Ten Years	5.93	1.18	12.65
Since Public Offering 10/26/98	8.45	2.32	12.71

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. In 1998, the EAFE was available at month-end only; therefore, the EAFE value at October 31, 1998 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

International Fund - PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at June 30, 2009

		Net
		Assets

Common Stock		95.4%
The NipponKoa Insurance Company, Ltd.	8.3
Fairfax Financial Holdings Limited	7.6
ACS, Actividades de Construccion Y Servicios, S.A.	7.6
Cheung Kong Holdings Limited	7.4
Genting Berhad	6.8
Olympus Corporation	5.8
Japan Petroleum Exploration Co., Ltd.	5.0
Cemex S.A.B. de C.V. ADS	5.0
Yum! Brands, Inc.	4.9
Dell Inc.	4.9
Accor S.A.	4.8
Ingersoll-Rand Company Limited	4.7
Sompo Japanese Insurance Company Inc.	4.6
Koninklijke Philips Electronics N.V.	4.6
Willis Group Holdings Limited	4.6
Daiwa Securities Group, Inc.	4.3
Diageo plc	2.7
EnCana Corporation	1.6
Benesse Corporation	0.2
Cash Reserves		5.1
Other Assets and Liabilities, net		(0.5)

		100.0%

PORTFOLIO CHANGES
January 1, 2009 through June 30, 2009

New Holdings	Eliminations
Benesse Corporation	NH Hoteles, S.A.
Diageo plc

International Fund - PORTFOLIO OF INVESTMENTS
at June 30, 2009 (Unaudited)

Shares		Value
Common Stock 95.4%

	Beverages 2.7%
3,742,000	Diageo plc (United Kingdom)	$53,746,755

	Construction Materials 5.0%
10,708,880	Cemex S.A.B. de C.V. ADS (Mexico)	100,020,939

	Education 0.2%
92,300	Benesse Corporation (Japan)	3,701,062

	Hospitality Services 11.6%
2,439,001	Accor S.A. (France)(b)	97,175,623
85,505,400	Genting Berhad (Malaysia)(b)	137,007,504

		234,183,127

	Insurance Brokerage 4.6%
3,586,000	Willis Group Holdings Limited (United Kingdom)	92,267,780

	Medical and Photo Equipment 5.8%
4,967,600	Olympus Corporation (Japan)(b)	116,983,738

	Multi-Industry 24.3%
2,995,353	ACS, Actividades de Construccion Y Servicios, S.A. (Spain)	152,052,561
12,893,000	Cheung Kong Holdings Limited (Hong Kong)(b)	147,420,110
4,529,000	Ingersoll-Rand Company Limited (Bermuda)	94,656,100
1,165,931	Koninklijke (Royal) Philips Electronics N.V. (Netherlands)	21,526,688
3,855,269	Koninklijke (Royal) Philips Electronics N.V. ADR (Netherlands)	71,014,055

		486,669,514

	Natural Resources 6.6%
650,000	EnCana Corporation (Canada)	32,155,500
1,816,900	Japan Petroleum Exploration Co., Ltd. (Japan)(b)	100,564,950

		132,720,450

	Property & Casualty Insurance 20.5%
607,472	Fairfax Financial Holdings Limited (Canada)	152,501,246
28,556,000	The NipponKoa Insurance Company, Ltd. (Japan)(b)	166,133,995
13,995,000	Sompo Japanese Insurance Company Inc. (Japan)	93,257,670

		411,892,911

	Restaurants 4.9%
2,939,500	Yum! Brands, Inc. (United States)	98,002,930

See Notes to Financial Statements.

International Fund - PORTFOLIO OF INVESTMENTS
at June 30, 2009 (Unaudited)

Shares			Value

		Securities Brokerage 4.3%
14,441,000		Daiwa Securities Group, Inc. (Japan)(b)	$85,811,283

		Technology 4.9%
7,137,000	*	Dell Inc. (United States)(b)	97,991,010

		Total Common Stocks (Cost $2,074,856,359)	1,913,991,499

Principal
Amount
Short-Term Obligations 5.1%

76,921,000	Repurchase Agreement with State Street Bank, 0.00% due 7-1-09, Repurchase price $76,921,000 (Collateral: $78,595,000 U.S. Treasury Bill, 0.27%, due 12-24-09, Value $78,461,389)	76,921,000

25,000,000	U.S. Treasury Bill, 0.10% due 7-23-09	24,998,325

	Total Short-Term Obligations (Cost $101,919,472)	101,919,325

Total Investments (Cost $2,176,775,831)(a)	100.5%	2,015,910,824
Other Assets and Liabilities, Net	(0.5)	(9,663,637)

Net Assets	100.0%	$2,006,247,187

Net asset value per share		$11.66

*  Non-income producing security.

(a)	Also represents aggregate cost for federal income tax purposes. Net unrealized depreciation of $(160,865,007) consists of unrealized appreciation and depreciation of $281,126,661 and $(441,991,668), respectively.

(b)	All or a portion designated as collateral for forward currency contracts. See Note 9.

Note:	Country listed in parenthesis after each company indicates location of headquarters.

See Notes to Financial Statements.

International Fund - PORTFOLIO OF INVESTMENTS
at June 30, 2009 (Unaudited)

OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Gain(Loss)

70,000,000	Euro 9-29-09	$98,179,417	$(3,570,912)
45,000,000	Euro 12-18-09	63,112,321	(2,600,821)
10,000,000,000	Japanese Yen 9-29-09	103,914,637	(2,143,826)
8,000,000,000	Japanese Yen 12-18-09	83,247,050	(2,841,000)
9,800,000,000	Japanese Yen 2-26-10	102,146,847	(1,747,298)
5,750,000,000	Japanese Yen 3-26-10	59,974,474	(939,312)
75,000,000	Malaysian Ringgit 9-29-09	21,274,832	(863,678)
72,000,000	Malaysian Ringgit 12-17-09	20,381,716	29,536
145,000,000	Malaysian Ringgit 3-26-10	41,004,300	(251,068)

		$593,235,594	$(14,928,379)

COUNTRY WEIGHTINGS

	Equity	Net
	Only	Assets

Japan	29.6%	28.2%
United States	10.2	9.8
Canada	9.7	9.2
Spain	7.9	7.6
Hong Kong	7.7	7.4
United Kingdom	7.6	7.3
Malaysia	7.2	6.8
Mexico	5.2	5.0
France	5.1	4.8
Bermuda	5.0	4.7
Netherlands	4.8	4.6

	100.0%	95.4

Cash, other assets and liabilities, net		4.6

		100.0%

See Notes to Financial Statements.

Intentionally Left Blank

Longleaf Partners Funds
STATEMENTS OF ASSETS AND LIABILITIES
at June 30, 2009

	Partners	Small-Cap	International
	Fund	Fund	Fund
Assets:
Investments:
Affiliated securities, at market value (Cost $902,351,810, $1,305,195,413 and $0, respectively) (Note 2 and 7)	$925,007,189	$943,235,381	$–
Other securities, at market value (Cost $6,432,952,908, $1,288,654,852 and $2,176,775,831, respectively) (Note 2)	5,770,826,865	1,022,988,899	2,015,910,824

Total Investments	6,695,834,054	1,966,224,280	2,015,910,824
Cash	476	800	8
Receivable for:
Securities sold	244,157,362	14,034,755	12,000,188
Dividends and interest	9,136,611	2,298,865	1,662,136
Fund shares sold	4,800,349	1,466,491	333,809
Foreign tax reclaims	–	–	1,229,685
Prepaid assets	95,247	55,879	57,602

Total Assets	6,954,024,099	1,984,081,070	2,031,194,252

Liabilities:
Payable for:
Fund shares redeemed	63,632,239	1,474,617	5,058,765
Forward currency contracts (Note 2)	7,964,742	–	14,928,379
Securities purchased	–	–	1,965,985
Investment counsel fee (Note 3)	4,388,983	1,322,334	2,537,394
Administration fee (Note 4)	574,239	165,352	169,159
Other accrued expenses	491,033	171,352	287,383

Total Liabilities	77,051,236	3,133,655	24,947,065

	$6,876,972,863	$1,980,947,415	$2,006,247,187

Net Assets:
Net assets consist of:
Paid-in capital	9,035,525,138	2,921,329,909	2,409,687,139
Undistributed net investment income	27,222,025	10,874,147	18,180,773
Accumulated net realized loss on investments and foreign currency	(1,538,338,895)	(323,630,656)	(245,731,147)
Unrealized loss on investments and foreign currency	(647,435,405)	(627,625,985)	(175,889,578)

Net Assets	$6,876,972,863	$1,980,947,415	$2,006,247,187

Net asset value per share	$19.45	$16.35	$11.66

Fund shares issued and outstanding	353,603,930	121,137,214	172,123,619

See Notes to Financial Statements.

Longleaf Partners Funds
STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2009

	Partners	Small-Cap	International
	Fund	Fund	Fund
Investment Income:
Income:
Dividends from non-affiliates (Net of foreign tax withheld of $1,958,662, $752,400 and $3,407,596, respectively)	$24,072,520	$9,803,564	$33,810,622
Dividends from affiliates (Net of foreign tax withheld of $362,232, $0, and $0 respectively) (Note 7)	5,158,820	9,651,380	–
Interest	24,103,653	1,623	4,981
Other income	2,200	18	12,424

Total income	53,337,193	19,456,585	33,828,027

Expenses:
Investment counsel fee (Note 3)	23,240,488	7,165,853	14,076,818
Administration fee (Note 4)	3,032,613	889,328	938,454
Transfer agent fees and expenses	771,919	200,499	246,423
Prospectus and shareholder reports	381,041	89,063	90,055
Custodian fees and expenses	125,905	13,785	229,646
Trustees’ fees and expenses	178,272	91,492	91,492
Professional fees	67,441	67,441	67,441
Registration fees	40,452	20,781	28,356
Other	124,483	44,196	49,817

Total expenses	27,962,614	8,582,438	15,818,502

Net investment income	25,374,579	10,874,147	18,009,525

Realized and unrealized gain(loss):
Net realized gain(loss):
Non-affiliated securities	(754,349,628)	12,961,044	(164,357,269)
Affiliated securities (Note 7)	(18,766,905)	(36,292,290)	–
Forward currency contracts	(18,162,358)	–	(20,800,445)
Foreign currency transactions	222,852	–	171,248

Net loss	(791,056,039)	(23,331,246)	(184,986,466)

Change in unrealized appreciation (depreciation):
Securities	2,048,914,268	221,778,432	204,170,265
Forward currency contracts	49,779,959	–	49,627,969
Other assets and liabilities	–	–	(144,322)

Change in net unrealized appreciation	2,098,694,227	221,778,432	253,653,912

Net realized and unrealized gain	1,307,638,188	198,447,186	68,667,446

Net increase in net assets resulting from operations	$1,333,012,767	$209,321,333	$86,676,971

See Notes to Financial Statements.

Longleaf Partners Funds
STATEMENTS OF CHANGES IN NET ASSETS

	Partners Fund
	Six Months Ended
	June 30,	Year Ended
	2009	December 31,
	(Unaudited)	2008
Operations:
Net investment income	$25,374,579	$13,240,348
Net realized loss from investments and foreign currency transactions	(791,056,039)	(736,187,547)
Net change in unrealized appreciation (depreciation) of securities, other assets, liabilities and forwards	2,098,694,227	(5,211,580,464)

Net increase (decrease) in net assets resulting from operations	1,333,012,767	(5,934,527,663)

Distributions to shareholders:
From net investment income	–	(11,430,796)
From net realized gain on investments	–	(236,097,775)
From return of capital	–	–

Net decrease in net assets resulting from distributions	–	(247,528,571)

Capital share transactions (Note 6):
Net proceeds from sale of shares	587,746,925	2,620,154,082
Net asset value of shares issued to shareholders for reinvestment of shareholder distributions	–	227,059,531
Cost of shares redeemed	(832,569,012)	(2,107,474,304)

Net increase (decrease) in net assets from fund share transactions	(244,822,087)	739,739,309

Total increase (decrease) in net assets	1,088,190,680	(5,442,316,925)
Net assets:
Beginning of period	5,788,782,183	11,231,099,108

End of period	$6,876,972,863	$5,788,782,183

Undistributed net investment income included in net assets at end of period	$27,222,025	$1,624,594

See Notes to Financial Statements.

Longleaf Partners Funds
STATEMENTS OF CHANGES IN NET ASSETS

Small-Cap Fund		International Fund
Six Months Ended		Six Months Ended
June 30,	Year Ended	June 30,	Year Ended
2009	December 31,	2009	December 31,
(Unaudited)	2008	(Unaudited)	2008

$10,874,147	$10,420,686	$18,009,525	$8,325,139

(23,331,246)	(299,952,035)	(184,986,466)	(70,148,204)

221,778,432	(1,256,493,665)	253,653,912	(1,510,167,373)

209,321,333	(1,546,025,014)	86,676,971	(1,571,990,438)

–	(10,448,092)	–	(8,228,743)
–	(55,239,834)	–	(134,284,828)
–	(5,666,933)	–	(3,227,795)

–	(71,354,859)	–	(145,741,366)

119,323,940	375,311,743	139,816,235	572,061,736

–	64,762,131	–	129,894,878
(151,383,157)	(555,060,645)	(261,584,206)	(845,706,194)

(32,059,217)	(114,986,771)	(121,767,971)	(143,749,580)

177,262,116	(1,732,366,644)	(35,091,000)	(1,861,481,384)

1,803,685,299	3,536,051,943	2,041,338,187	3,902,819,571

$1,980,947,415	$1,803,685,299	$2,006,247,187	$2,041,338,187

$10,874,147	$ –	$18,180,773	$ –

See Notes to Financial Statements.

Longleaf Partners Funds
NOTES TO FINANCIAL STATEMENTS

Note 1. Organization

The Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund (the “Funds”) are non-diversified and each is a series of Longleaf Partners Funds Trust, a Massachusetts business trust, which is registered as an open-end management investment company under the Investment Company Act of 1940, as amended.

Note 2. Significant Accounting Policies
Management Estimates
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These principles may require the use of estimates by Fund management and the evaluation of subsequent events through August 13, 2009, the issuance date of the financial statements. Actual results could differ from those estimates.

Security Valuation
Portfolio securities listed or traded on a securities exchange (U.S. or foreign), on the NASDAQ national market, or any representative quotation system providing same day publication of actual prices, are valued at the last sale price. If there are no transactions in the security that day, securities are valued at the midpoint between the closing bid and ask prices or, if there are no such prices, the prior day’s close.

In the case of bonds and other fixed income securities, valuations may be furnished by a pricing service which takes into account factors in addition to quoted prices (such as trading characteristics, yield, quality, coupon rate, maturity, type of issue, and other market data relating to the priced security or other similar securities) where taking such factors into account would lead to a more accurate reflection of the fair market value of such securities.

When market quotations are not readily available, valuations of portfolio securities may be determined in accordance with procedures established by and under the general supervision of the Funds’ Trustees. In determining fair value, the Board considers all relevant qualitative and quantitative information available including news regarding significant market or security specific events. The Board may also utilize a service provided by an independent third party to assist in fair valuation of certain securities. These factors are subject to change over time and are reviewed periodically. Because the utilization of fair value depends on market activity, the frequency with which fair valuation may be used cannot be predicted. Estimated values may differ from the values that would have been used had a ready market for the investment existed.

Repurchase agreements are valued at cost which, combined with accrued interest, approximates market value. Short-term U.S. Government obligations purchased with a remaining maturity of more than 60 days are valued through pricing obtained through pricing services approved by the Funds’ Trustees. Obligations purchased with a remaining maturity of 60 days or less or existing positions that have less than 60 days to maturity generally are valued at amortized cost, which approximates market value. However, if amortized cost is deemed not to reflect fair value, the securities are valued at prices furnished by dealers who make markets in such securities or by an independent pricing service.

The Funds determine net asset values (“NAVs”) once a day, at the close of regular trading on the New York Stock Exchange (“Exchange”) (usually at 4:00 p.m. Eastern time) on days the Exchange is open for business. The Exchange is closed for specified national holidays and on weekends. Foreign securities are generally priced at the latest market close in the foreign market, which may be at different times or days than the close of the Exchange. If events occur which could materially affect the NAV between the close of the foreign market and normal pricing at the close of the Exchange, foreign securities may be fair valued as determined by the Board of Trustees, consistent with any regulatory guidelines.

Accounting for Investments
For financial reporting purposes, the Funds record security transactions on trade date. Realized gains and losses on security transactions are determined using the specific identification method. Dividend income is recognized on the ex-dividend date, except that certain dividends from foreign securities are recorded as soon after the ex-dividend date as the Fund is able to obtain information on the dividend. Interest income and Fund expenses are recognized on an accrual basis.

Distributions to Shareholders
Dividends and distributions to shareholders are recorded on the ex-dividend date.

Federal Income Taxes
The Funds’ policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute substantially all taxable income to shareholders. Accordingly, no federal income tax provision is required. The Funds intend to make any required distributions to avoid the application of a 4% nondeductible excise tax. Distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Reclassifications are made within the Funds’ capital accounts to reflect income and gains available for distribution under income tax regulations.

Foreign Currency Translations
The books and records of the Funds are maintained in U.S. dollars. Securities denominated in currencies other than U.S. dollars are subject to changes in value due to fluctuations in exchange rates. Purchases and sales of securities and income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective date of each transaction. The market values of investment securities, assets and liabilities are translated into U.S. dollars daily.

The Funds do not isolate the portion of net realized and unrealized gains or losses in equity security investments which are attributable to changes in foreign exchange rates. Accordingly, the impact of such changes is included in the realized and unrealized gains or losses on the underlying equity securities.

Forward Currency Contracts
Forward currency contracts are commitments to purchase or sell a foreign currency at a future maturity date. The resulting obligation is marked-to-market daily using foreign currency exchange rates supplied by an independent pricing service. An unrealized gain or loss is recorded for the difference between the contract opening value and its current value. When a contract is closed or delivery is taken, this gain or loss is realized. For federal tax purposes, gain or loss on open forward contracts in qualifying currencies are treated as realized and are subject to distribution at our excise tax year-end date.

Risk of Forward Currency Contracts
The Funds generally use forward currency contracts for hedging purposes to offset currency exposure in portfolio holdings. Each Fund may seek to hedge foreign currency exposure to the full extent of its investment in foreign securities, but there is no requirement that all foreign securities be hedged. Forward contracts may reduce the potential gain from a positive change in the relationship between the U.S. dollar and foreign currencies or, considered separately, may produce a loss. Where a liquid secondary market for forwards does not exist, the Funds may not be able to close their positions and in such an event, the loss is theoretically unlimited. In addition, the Funds could be exposed to risks if the counterparty to these contracts is unable to perform.

Repurchase Agreements
The Funds may engage in repurchase agreement transactions. The Funds’ custodian bank sells U.S. government or agency securities to each Fund under agreements to repurchase these securities at a stated repurchase price including interest for the term of the agreement, which is usually overnight or over a weekend. Each Fund, through its custodian, receives delivery of the underlying U.S. government or agency securities as collateral, whose market value is required to be at least equal to the repurchase price. If the custodian becomes bankrupt, the Fund might be delayed, or may incur costs or possible losses of principal and income, in selling the collateral.

Note 3. Investment Counsel Agreement

Southeastern Asset Management, Inc. (“Southeastern”) serves as Investment Counsel to the Funds and receives annual compensation, computed daily and paid monthly, in accordance with the following schedule for the Partners Fund and Small-Cap Fund:

First $400 million of average daily net assets	1.00%
In excess of $400 million	.75%

For the Partners and Small-Cap Funds, Southeastern has agreed to reduce its fees on a pro rata basis to the extent that each Fund’s normal annual operating expenses (excluding taxes, interest, brokerage fees, and extraordinary expenses) exceed 1.5% of average annual net assets. No such reductions were necessary for the current year.

The International Fund fee is calculated in accordance with the following schedule:

First $2.5 billion of average daily net assets	1.50%
In excess of $2.5 billion	1.25%

For this Fund, Southeastern has agreed to reduce its fees on a pro rata basis to the extent that the Fund’s normal annual operating expenses (excluding taxes, interest, brokerage fees, and extraordinary expenses) exceed 1.75% of average annual net assets. No reduction was necessary for the current year.

Note 4. Fund Administrator

Southeastern also serves as the Fund Administrator and in this capacity is responsible for managing, performing or supervising the administrative and business operations of the Funds. Functions include the preparation of all registration statements, prospectuses, proxy statements, daily valuation of the portfolios and calculation of daily net asset values per share. The Funds pay a fee as compensation for these services, accrued daily and paid monthly, of 0.10% per annum of average daily net assets.

Note 5. Investment Transactions

Purchases and sales of equity securities, corporate bonds and purchased options for the period (excluding short-term obligations) are summarized below:

	Purchases	Sales

Partners Fund	$1,110,698,395	$1,953,767,089
Small-Cap Fund	244,675,911	274,811,236
International Fund	94,828,926	279,026,263

Note 6. Shares of Beneficial Interest

Each Fund is authorized to issue unlimited shares of beneficial interest with no par value. Transactions in shares of beneficial interest were as follows:

	Six Months Ended June 30, 2009 (Unaudited)
	Partners	Small-Cap	International
	Fund	Fund	Fund

Shares sold	35,042,914	8,297,089	13,309,215
Reinvestment of shareholder distributions	–	–	–
Shares redeemed	(50,312,589)	(10,880,715)	(25,201,044)

	(15,269,675)	(2,583,626)	(11,891,829)

	Year Ended December 31, 2008
	Partners	Small-Cap	International
	Fund	Fund	Fund

Shares sold	106,833,307	17,388,825	36,708,815
Reinvestment of shareholder distributions	14,206,061	4,552,502	12,499,241
Shares redeemed	(90,836,440)	(28,987,627)	(62,500,858)

	30,202,928	(7,046,300)	(13,292,802)

Note 7. Affiliated Issuer

Under Section 2(a)(3) of the Investment Company Act of 1940, a portfolio company is defined as “affiliated” if a Fund owns five percent or more of its voting stock. Each Fund held at least five percent of the outstanding voting stock of the following companies during the six months ended June 30, 2009:

	Shares(a) at		Market Value
	June 30,		June 30,	December 31,
	2009		2009	2008

Partners Fund
Level 3 Communications, Inc.*	142,006,754		$214,430,199	$107,518,428
Level 3 Communications, Inc. 6% Convertible Subordinated Notes due 3-15-10	–		–	28,000,000
Level 3 Communications, Inc., 15% Convertible Senior Notes due 1-15-13	100,062,000	(b)	119,198,858	96,289,663
The NipponKoa Insurance Company, Ltd.	63,701,000		370,601,682	495,581,331
Pioneer Natural Resources Company	8,657,900		220,776,450	140,084,822
Sun Microsystems, Inc.*	–		–	204,278,320
Sun Microsystems, Inc., Call January 2010 Strike Price $10	–		–	1,375,000

			925,007,189	1,073,127,564

Small-Cap Fund
Del Monte Foods Company	–		–	87,693,480
Dillard’s, Inc. — Class A	9,050,748		83,266,881	35,931,470
DineEquity, Inc.*	2,978,100		92,886,939	34,426,836
Fair Isaac Corporation	7,076,400		109,401,144	119,308,104
Potlatch Corporation	2,887,000		70,125,230	39,136,154
Ruddick Corporation	3,107,459		72,807,764	85,921,241
Service Corporation International	18,968,200		103,945,736	70,833,325
Texas Industries, Inc.	2,514,100		78,842,176	86,736,450
tw telecom inc.*	14,732,670		151,304,521	124,785,715
Wendy’s/Arby’s Group, Inc.	24,121,000		96,484,000	89,641,280
Worthington Industries, Inc.	6,581,000		84,170,990	72,522,620

			$943,235,381	$846,936,675

Purchases, sales and income for these affiliates for the six months ended June 30, 2009 were as follows:

			Dividend
			or Interest
	Purchases	Sales	Income(c)
Partners Fund
Level 3 Communications, Inc.*	$–	$17,343,163	$–
Level 3 Communications, Inc. 6% Convertible Subordinated Notes due 3-15-10	–	38,900,000	5,810,393	(d)
Level 3 Communications, Inc., 15% Convertible Senior Notes due 1-15-13	–	–	7,481,343	(d)
The NipponKoa Insurance Company, Ltd.	–	–	4,812,504
Pioneer Natural Resources Company	–	–	346,316
Sun Microsystems, Inc.*	–	485,661,990	–
Sun Microsystems, Inc. Call, January 2010 Strike Price $10	–	851,495	–

	–	542,756,648	18,450,556

Small-Cap Fund
Del Monte Foods Company	–	97,094,858	864,000
Dillard’s, Inc. – Class A	–	–	724,060
DineEquity, Inc.*	–	–	–
Fair Isaac Corporation	–	–	283,056
Potlatch Corporation	33,544,406	–	2,944,740
Ruddick Corporation	–	–	745,790
Service Corporation International	22,775,973	–	1,421,535
Texas Industries, Inc.	–	–	377,115
tw telecom inc.*	–	–	–
Wendy’s/Arby’s Group, Inc.	38,976,407	15,080,856	514,214
Worthington Industries, Inc.	–	–	1,776,870

	$95,296,786	$112,175,714	$9,651,380

*  Non-income producing

(a)	Common stock unless otherwise noted.

(b)	Principal amount.

(c)	Dividend income unless otherwise noted.

(d)	Interest income.

Note 8. Illiquid Security

The Partners Fund owns $100,062,000 principal amount of Level 3 Communications, Inc. 15% Convertible Senior Notes due 1-15-13. These notes were acquired directly from Level 3 in an offering registered on Form S-3 under the Securities Act of 1933, and the notes have likewise been registered for resale on Form S-3. Due to the lack of an active trading market, all or a portion of this position may be illiquid. These Level 3 Notes represent 1.7% of the Partners Fund’s net assets at June 30, 2009 and are board valued using publicly observable inputs (See Note 2).

Note 9. Collateral

Securities with the following aggregate value were segregated to collateralize forward currency contracts at June 30, 2009:

Partners Fund	$549,200,000
International Fund	717,888,219

Note 10. Related Ownership

At June 30, 2009, officers, employees of Southeastern and their families, Fund trustees, the Southeastern retirement plan and other affiliates owned more than 5% of the following Funds:

	Shares Owned	Percent of Fund

Partners Fund	18,083,539	5.1%
Small-Cap Fund	11,145,465	9.2
International Fund	19,725,888	11.5

Note 11. Fair Value for Financial Reporting

Effective January 1, 2008, the Funds became subject to Statement of Financial Accounting Standards No. 157 (“FAS 157”). FAS 157 establishes a single definition of fair value for financial reporting, creates a three-tier framework for measuring fair value based on inputs used to value the Funds’ investments, and requires additional disclosure about the use of fair value measurements. The hierarchy of inputs is summarized below.

•	Level 1 — quoted prices in active markets for identical investments

•	Level 2 — other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

•	Level 3 — significant unobservable inputs (including the Funds’ own assumptions in determining the fair value of investments)

Observable inputs are those based on market data obtained from sources independent of the Funds’, and unobservable inputs reflect the Funds’ own assumptions based on the best information available. The input levels are not necessarily an indication of risk or liquidity associated with investing in those securities.

A summary of the inputs used in valuing the Funds’ net assets as of June 30, 2009 follows:

	Partners Fund
		Other Financial
		Instruments
	Investment	Unrealized
	in Securities	Depreciation*

Level 1 – quoted prices	$5,974,155,575	$(7,964,742)
Level 2 – significant other observable inputs	721,678,479	–
Level 3 – significant unobservable inputs	–	–

Total	$6,695,834,054	$(7,964,742)

	Small-Cap Fund
	Investment	Other Financial
	in Securities	Instruments*

Level 1 – quoted prices	$1,869,766,153	$ –
Level 2 – significant other observable inputs	96,458,127	–
Level 3 – significant unobservable inputs	–	–

Total	$1,966,224,280	$ –

	International Fund
		Other Financial
		Instruments
	Investment	Unrealized
	in Securities	Depreciation*

Level 1 – quoted prices	$840,528,885	$(14,928,379)
Level 2 – significant other observable inputs	1,175,381,939	–
Level 3 – significant unobservable inputs	–	–

Total	$2,015,910,824	$(14,928,379)

*	Other financial instruments are derivative instruments not reflected in the Portfolio of Investments, such as forward currency contracts, which are valued at the unrealized appreciation/depreciation of the investment. These financial instruments are presented following the Portfolio of Investments.

Note 12. Derivatives Instruments

The FASB recently adopted Statement of Financial Accounting Standards No. 161, Disclosures about Derivatives Instruments and Hedging Activities (“FAS 161”.) The new standard requires all companies to disclose information intended to enable financial statement users to understand how and why the entity uses derivative instruments, how derivatives are accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and how derivative instruments effect the entities financial position, results of operations, and cash flows.

At June 30, 2009, the Partners and International Funds invested in forward currency contracts. The Funds focus on absolute returns generated by the local market performance of the equities we purchase. We often hedge our economic exposure to foreign currency to reduce the impact of foreign currency movements on these returns. This policy impacts our relative performance versus a similar unhedged portfolio. The relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens.

Effective currency hedging can offset fluctuations caused by differences between foreign and U.S. currencies, and can isolate the portion of a security’s price fluctuation attributed to capital appreciation or depreciation. Not all foreign currencies can be effectively hedged, and the costs of hedging may outweigh the benefits. If our hedging strategy does not correlate well with market and currency movements, price volatility of the portfolio could increase. Currency hedging, considered separately, can result in losses, but these losses should be offset to an extent by gains in the U.S. dollar equivalent prices of the securities hedged. See “Risk of Forward Currency Contracts” on page 30 for an additional discussion of risk.

The following is a summary of the location of forward currency contracts on the Funds’ financial statements as of June 30, 2009:

	Location on the Statements of Assets and Liabilities
	Receivable for	Payable for
	Forward Currency Contracts	Forward Currency Contracts

Partners Fund	$ –	$7,964,742
International Fund	–	14,928,379

	Location on the Statements of Operations
	Net Realized Gain (Loss):	Change in Unrealized Appreciation:
	Forward Currency Contracts	Forward Currency Contracts

Partners Fund	$(18,162,358)	$49,779,959
International Fund	(20,800,445)	49,627,969

Intentionally Left Blank

Longleaf Partners Funds
FINANCIAL HIGHLIGHTS

The presentation is for a share outstanding throughout each period.

			Net
			Gains
	Net		(Losses) on			Distri-
	Asset	Net	Securities	Total	Dividends	butions
	Value	Investment	Realized	From	from Net	from
	Beginning	Income	and	Investment	Investment	Capital
	of Period	(Loss)	Unrealized	Operations	Income	Gains
Partners Fund
Six Months Ended June 30, 2009 (Unaudited)	$15.69	$.07	$3.69	$3.76	$–	$–
Year Ended December 31,
2008	33.16	.03	(16.80)	(16.77)	(.03)	(.67)
2007	34.86	.07	(.12)	(.05)	(.07)	(1.58)
2006	30.97	.14	6.53	6.67	(.14)	(2.64)
2005	31.32	.29	.83	1.12	(.29)	(1.18)
2004	29.98	.07	2.05	2.12	(.15)	(.63)

Small-Cap Fund
Six Months Ended June 30, 2009 (Unaudited)	14.58	.09	1.68	1.77	–	–
Year Ended December 31,
2008	27.04	.08	(11.97)	(11.89)	(.08)	(.44)
2007	30.12	.14	.93	1.07	(.14)	(4.01)
2006	27.02	.50	5.49	5.99	(.56)	(2.33)
2005	29.85	.58	2.43	3.01	(.57)	(5.27)
2004	28.81	.42	3.75	4.17	(.43)	(2.70)

International Fund
Six Months Ended June 30, 2009 (Unaudited)	11.09	.11	.46	.57	–	–
Year Ended December 31,
2008	19.78	.04	(7.93)	(7.89)	(.04)	(.74)
2007	18.91	(.01)	2.95	2.94	–	(2.07)
2006	17.36	.02	2.89	2.91	(.01)	(1.35)
2005	15.55	(.01)	2.01	2.00	–	(.19)
2004	14.11	(.08)	1.52	1.44	–	–

(a)	Total return reflects the rate that an investor would have earned on investment in the Fund during each period, assuming reinvestment of all distributions.

Longleaf Partners Funds
FINANCIAL HIGHLIGHTS

						Ratio of
					Ratio of	Net
Distri-		Net			Expenses	Investment
butions		Asset		Net Assets	to	Income
from	Total	Value		End of	Average	(Loss) to	Portfolio
Return of	Distri-	End of	Total	Period	Net	Average	Turnover
Capital	butions	Period	Return(a)	(thousands)	Assets	Net Assets	Rate

$–	$–	$19.45	23.96%	$6,876,973	.92%	.41%	19.94%

–	(.70)	15.69	(50.60)	5,788,782	.90	.14	29.68
–	(1.65)	33.16	(.44)	11,231,099	.89	.20	15.17
–	(2.78)	34.86	21.63	10,871,594	.90	.45	18.98
–	(1.47)	30.97	3.62	8,779,205	.91	.95	6.64
–	(.78)	31.32	7.14	8,999,465	.90	.28	13.38

–	–	16.35	12.14	1,980,947	.97	.61	13.94

(.05)	(.57)	14.58	(43.90)	1,803,685	.93	.37	22.61
–	(4.15)	27.04	2.80	3,536,052	.91	.49	28.28
–	(2.89)	30.12	22.33	3,447,285	.92	1.87	34.90
–	(5.84)	27.02	10.75	2,812,543	.93	2.21	17.28
–	(3.13)	29.85	14.78	2,673,843	.93	1.52	31.04

–	–	11.66	5.14	2,006,247	1.69	.95	5.16

(.02)	(.80)	11.09	(39.60)	2,041,338	1.60	.27	43.94
–	(2.07)	19.78	15.29	3,902,820	1.57	(.04)	30.44
–	(1.36)	18.91	17.07	3,254,538	1.61	.09	24.30
–	(.19)	17.36	12.88	2,880,730	1.64	(.05)	16.93
–	–	15.55	10.21	2,579,635	1.66	(.57)	18.86

Longleaf Partners Funds
EXPENSE EXAMPLE

Shareholders of mutual funds may incur two types of costs: (1) ongoing costs, including management fees, transfer agent fees, and other fund expenses; and (2) transaction costs, including sale charges (loads) and redemption fees. Longleaf does not charge transaction fees of any sort.

The following examples are intended to show the ongoing costs (in dollars) of investing in the Longleaf Funds and to enable you to compare the costs of investing in other mutual funds. Each example is based on an investment of $1,000 made at December 31, 2008 and held through June 30, 2009.

Actual Expenses
The table below provides information about actual account values and actual expenses using each Fund’s actual return for the period. To estimate the expenses that you paid over the period, divide your account balance by $1,000 (for example, a $12,500 account balance divided by $1,000 = 12.5), then multiply the result by the number in the third line entitled “Expenses Paid During Period.”

Ongoing Expenses and Actual Fund Returns
for the period December 31, 2008 to June 30, 2009

	Partners	Small-Cap	International

Beginning Account Value	$1,000.00	$1,000.00	$1,000.00
Ending Account Value	1,239.65	1,121.40	1,051.39
Expenses Paid During Period*	5.11	5.10	8.60
Annualized Expense Ratio for Period	0.92%	0.97%	1.69%

*	Expenses are equal to the Fund’s annualized expense ratio, multiplied by the average account value for the period, multiplied by the number of days in the most recent fiscal half year (181) divided by 365 days in the current year.

Longleaf Partners Funds
EXPENSE EXAMPLE

Hypothetical Example for Comparison Purposes
The table below provides information about hypothetical account values and expenses based on each Fund’s actual expense ratio and assumed returns of 5% per year before expenses, which are not the Funds’ actual returns. Do not use the hypothetical data below to estimate your ending account balance or expenses you paid. This information serves only to compare the ongoing costs of investing in Longleaf with other mutual funds. To do so, examine this 5% hypothetical example against the 5% hypothetical examples found in other funds’ shareholder reports.

The expenses shown in the table highlight only ongoing costs and do not reflect transactional costs that may be charged by other funds. Therefore, the third line of the table does not reveal the total relative costs of owning different funds. Since Longleaf does not charge transactions fees, you should evaluate other funds’ transaction costs to assess the total cost of ownership for comparison purposes.

Ongoing Expenses and Hypothetical 5% Return
for the period December 31, 2008 to June 30, 2009

	Partners	Small-Cap	International

Beginning Account Value	$1,000.00	$1,000.00	$1,000.00
Ending Account Value	1,020.23	1,019.98	1,016.41
Expenses Paid During Period*	4.61	4.86	8.45
Annualized Expense Ratio for Period	0.92%	0.97%	1.69%

*	Expenses are equal to the Fund’s annualized expense ratio, multiplied by the average account value for the period, multiplied by the number of days in the most recent fiscal half year (181) divided by 365 days in the current year.

Longleaf Partners Funds
FUND INFORMATION

The following additional information may be obtained without charge, upon request, by calling 1-800-445-9469, Option 1, or on the Funds’ website at www.longleafpartners.com, or on the SEC’s website at www.sec.gov.

Proxy Voting Policies and Procedures

A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI).

Proxy Voting Record

Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX.

Quarterly Portfolio Holdings

Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. (please call 1-800-SEC-0330 for information on the operation of the Public Reference Room).

In addition to Form N-Q, Longleaf publishes reports for each fiscal quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively.

Fund Trustees

Additional information about Fund Trustees is included in the Statement of Additional Information (SAI).

Longleaf Partners Funds
SERVICE DIRECTORY

Contact us at www.longleafpartners.com or
(800) 445-9469

FUND INFORMATION	OPTION 1
To request a Prospectus, Statement of Additional Information (including Longleaf’s Proxy Voting Policies and Procedures), financial report, application or other Fund information from 8:00 a.m. to 8:00 p.m. Eastern time, Monday through Friday.

DAILY FUND PRICES	OPTION 2
For automated reporting 24 hours a day, seven days a week.

ACCOUNT INFORMATION	OPTION 3
For account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

SHAREHOLDER INQUIRIES	OPTION 0
To request action on your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.

CORRESPONDENCE

By regular mail:	By express mail or overnight courier:
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o PNC Global Investment Servicing
Providence, RI 02940-9694	101 Sabin Street
Pawtucket, RI 02860
(508) 871-8800

PUBLISHED DAILY PRICE QUOTATIONS
Daily net asset value per share of each Fund is reported in mutual fund quotations tables of major newspapers in alphabetical order under the bold heading Longleaf Partners as follows:

			Transfer Agent	Status to
Abbreviation	Symbol	Cusip	Fund Number	New Investors
Partners	LLPFX	543069108	133	Open
Sm-Cap	LLSCX	543069207	134	Closed 7-31-97
Intl	LLINX	543069405	136	Open

Longleaf Partners Funds®
c/o PNC Global Investment Servicing
P.O. Box 9694
Providence, RI 02940-9694
(800) 445-9469
www.longleafpartners.com

June 30, 2009

Longleaf Partners Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 34 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Fund seeks long-term capital growth by investing primarily in a limited number of mid and large cap companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 55 employees and manages over $27 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.
(800) 445-9469
www.longleafpartners.com

(800) 445-9469
www.longleafpartners.com
All data as of 6/30/09
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO COMPOSITION

Equities	84%
Bonds	2%
Cash & Other	14%

Total	100%
AVERAGE ANNUAL PERFORMANCE - as of 6/30/09

	1 Year	5 Years	10 Years	20 Years
Longleaf Partners Fund	(33.3)%	(4.4)%	1.3%	9.6%
S&P 500 Index	(26.2)%	(2.2)%	(2.2)%	7.8%
Inflation +10%	8.5%	12.6%	12.7%	12.8%
LONGLEAF PARTNERS FUND PROFILE

Initial Public Offering:	4/8/87
Net Assets:	$6,877 million
YTD Expense Ratio:	0.93%; No loads, 12b-1, exit or performance fees
YTD Turnover:	20%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years
Symbol & Cusip:	LLPFX; 54306910-8
Net Asset Value:	$19.45
TOP TEN HOLDINGS - 17 Total Holdings in Fund

Dell	information technology supplier	11.0%
Liberty Media Entertainment	media company that owns DTV shares	7.9%
DIRECTV	satellite broadcaster	7.4%
Chesapeake Energy	natural gas exploration & production	7.4%
Walt Disney	entertainment and broadcasting	5.8%
NipponKoa	Japanese non-life insurance	5.4%
Yum! Brands	franchisor/owner-Taco Bell, KFC, Pizza Hut	4.8%
Marriott	hotel operator and franchisor	4.5%
Philips	electronics, medical & lighting	4.3%
Cemex	cement company	4.0%

	Total	62.5%
PERFORMANCE - Yearly Returns

1988	35.2%	1993	22.2%	1998	14.3%	2003	34.8%	2008	(50.6)%
1989	23.3%	1994	9.0%	1999	2.2%	2004	7.1%
1990	(16.4)%	1995	27.5%	2000	20.6%	2005	3.6%
1991	39.2%	1996	21.0%	2001	10.3%	2006	21.6%
1992	20.5%	1997	28.3%	2002	(8.3)%	2007	(0.4)%
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged S&P 500 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

June 30, 2009

Longleaf Partners Small-Cap Fund
closed to new investors
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 34 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Small-Cap Fund seeks long-term capital growth by investing primarily in a limited number of small companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 55 employees and manages over $27 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.
(800) 445-9469
www.longleafpartners.com

(800) 445-9469
www.longleafpartners.com
All data as of 6/30/09
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO COMPOSITION

Equities	97%
Cash & Other	3%

100%
AVERAGE ANNUAL PERFORMANCE - as of 6/30/09

	1 Year	5 Years	10 Years	15 Years
Longleaf Partners Small-Cap Fund	(29.0)%	(0.9)%	4.5%	9.9%
Russell 2000 Index	(25.0)%	(1.7)%	2.4%	6.6%
Inflation + 10%	8.5%	12.6%	12.7%	12.6%
SMALL-CAP FUND PROFILE

Initial Public Offering:	2/21/89; closed to new investors
Net Assets:	$1,981 million
YTD Expense Ratio:	0.97%; No loads, 12b-1, exit or performance fees
YTD Turnover:	14%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years
Symbol & Cusip:	LLSCX; 54306920-7
Net Asset Value:	$16.35
TOP TEN HOLDINGS - 20 Total Holdings in Fund

tw telecom	telecommunications provider	7.6%
Fairfax Financial Holdings	property/casualty insurance	7.4%
Washington Post	education & media company	6.0%
Fair Isaac	credit scoring software	5.5%
Service Corp International	funeral home/cemetery operator	5.3%
Pioneer Natural Resources	oil & gas exploration & production	5.1%
Wendy’s/Arby’s	fast food restaurant operator	4.9%
Olympus	medical imaging & cameras	4.9%
Everest Re Group	reinsurance provider	4.8%
Discovery Communications	cable networks	4.8%

	Total	56.3%
PERFORMANCE - Yearly Returns

1989*[1]	21.5%	1994	3.6%	1999	4.1%	2004	14.8%
1990*	(30.1)%	1995	18.6%	2000	12.8%	2005	10.8%
1991*	26.3%	1996	30.6%	2001	5.5%	2006	22.3%
1992	6.9%	1997	29.0%	2002	(3.7)%	2007	2.8%
1993	19.8%	1998	12.7%	2003	43.9%	2008	(43.9)%

[1]	Partial year, initial public offering on 2/21/89-12/31/89.

*	From public offering through 3/31/91 Fund was managed by a different portfolio manager
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

June 30, 2009

Longleaf Partners International Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 34 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners International Fund seeks long-term capital growth by investing primarily in a limited number of foreign companies of all sizes believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 55 employees and manages over $27 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.
(800) 445-9469
www.longleafpartners.com

(800) 445-9469
www.longleafpartners.com
All data as of 6/30/09
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
Andrew McDermott
Southeastern since 1998
PORTFOLIO COMPOSITION

Equities & Forwards	95%
Cash & Other	5%

Total	100%
AVERAGE ANNUAL PERFORMANCE - as of 6/30/09

	One Year	Five Years	Ten Years
Longleaf Partners International Fund	(27.1)%	0.1%	5.9%
MS EAFE Index	(31.4)%	2.3%	1.2%
Inflation + 10%	8.5%	12.6%	12.7%
INTERNATIONAL FUND PROFILE

Initial Public Offering:	10/26/98
Net Assets:	$2,006 million
YTD Expense Ratio:	1.69%; No loads, 12b-1, exit or performance fees
YTD Turnover:	5.2%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years
Symbol & Cusip:	LLINX; 54306940-5
Net Asset Value:	$11.66
TOP TEN HOLDINGS - 18 Total Holdings in Fund

NipponKoa Insurance	Japanese non-life insurance	8.3%
Fairfax Financial Holdings	property/casualty insurance	7.6%
ACS Actividades	construction, infrastructure & energy	7.6%
Cheung Kong	ports, real estate, & telecom	7.4%
Genting Berhad	Malaysian casino operator	6.8%
Olympus	medical imaging & cameras	5.8%
Japan Petrol	oil & gas exploration & production	5.0%
Cemex	cement company	5.0%
Yum! Brands	franchisor/owner-Taco Bell, KFC, Pizza Hut	4.9%
Dell	information technology supplier	4.9%

	Total	63.3%
COUNTRY WEIGHTINGS

	Equity	Net Assets
Japan	29.6%	28.2%
US	10.3%	9.8%
Canada	9.7%	9.2%
Spain	7.9%	7.6%
Hong Kong	7.7%	7.4%
UK	7.6%	7.3%
Malaysia	7.2%	6.8%
Mexico	5.2%	5.0%
France	5.1%	4.8%
Bermuda	5.0%	4.7%
Netherlands	4.8%	4.6%
Total	100%	95.4%

Cash/Other	N/A	4.6%
PERFORMANCE - Yearly Returns

1998*	9.0%	2001	10.5%	2004	10.2%	2007	15.3%
1999	24.4%	2002	(16.5)%	2005	12.9%	2008	(39.6)%
2000	25.9%	2003	41.5%	2006	17.1%

*	Partial year, initial public offering 10/26/98
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged MS EAFE Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. The Fund uses currency hedging as an investment strategy. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than